Athyna's Community Round

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Get Your Early Birds Now!

You wanna know the story around our Community Round? Here are some words from Doc, our CEO, that will make you more than interested. Check it out! (*)



athyna.
COMMUNITY ROUND
MEET OUR FOUNDER

Why you should invest in Athyna?

✅ To democratize **opportunity across the globe,** while keeping our people and our planet at heart.

✅ To equip the next generation of founders **to build meaningful companies.**

✅ To provide **employment to millions of people in developing economies.**

✅ And because **the future is remote and we are THE Global Employment Platform** with all the necessary tools to fully enable global teams.

Early Bird Perks

INVESTMENT	20% OFF in Contractors	20% OFF in Climate	20% OFF in Employment	$1,000 in hiring credits @ our talent marketplace
$500+	✓	✓		
$1,000+	✓	✓	✓	
$10,000+	✓	✓	✓	✓

Disclaimer

*We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Outreach Campaign

Email Templates

Template 1 Cadence #1A

Hey {{first_name}}, hope you're well!

I'm Bill, the Founder & CEO at Athyna, a Global Employment Platform - I wanted to reach out as we've just launched our Community Round.

Here are the details:
Bootstrapped to $2.8m ARR, 70 customers.
Revenue growth for 2 years of ~18% MoM
95% NRR monthly.
88% rolling average of our engagement scores (using Culture Amp)
Our platform provides companies with the following:
Talent matching network - vetted global talent.
Contractor management in 150 countries.
Employment management in 150 countries (payroll, taxes, benefits and compliance)
Climate - Carbon offsetting for teams.
We have a track record of attracting and retaining the best talent - with a team of 65 and alumn from Amazon, WeWork, Uber and more.

Would love to chat if this is of interest to you.

Link to our WeFunder Pitch —> HERE {{Link to WeFunder Page}}.

Thanks,
{{sender_signature}}

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Template 2 Cadence #1

Hey {{first_name}}, hope you're well!

I'm Bill, the Founder & CEO at Athyna, a Global Employment Platform - I wanted to reach out as we've just launched our Community Round.

Here are the details:
Bootstrapped to $2.8m ARR, 70 customers.
Revenue growth for 2 years of ~18% MoM
95% NRR monthly.
88% rolling average of our engagement scores (using Culture Amp)
Talent from Amazon, Uber, WeWork and more.
Our platform provides companies with the following:
Talent matching network - vetted global talent.
Contractor management in 150 countries.
Employment management in 150 countries (payroll, taxes, benefits and compliance)
Climate - Carbon offsetting for teams.
We have the ability to be the only player in the Global Employment Platform space to offer talent acquisition and we also will be the only Talent Network that allows full-time employment for the world's best tech talent in developing economies.

You can find our Pitch on WeFunder—> HERE. {{Link to WeFunder Page}}

Would love to chat if this is of interest to you.

Thanks,
{{sender_signature}}

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

Template 1&2 Cadence #2

Hey {{first_name}},

I wanted to see if you'd had the time to look over our pitch page we sent through last week. Would love to hear if it's something in your ballpark.

As a reminder of why we think we are a great opportunity for your fund:
360* Global Employment Platform to hire, manage, and retain employees/contractors in 150+ countries.
$2.8m in ARR.
18% MoM Revenue growth.
80% of our customers are coming from the US.
Team is 65, ramped and ready to scale.
Does this align with your investment scope?

Best,
{{sender_signature}}

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Template 1&2 Cadence #3

{{first_name}},

I just wanted to throw one last email your way to see if you were up for a chat.

I really am confident we will thrive as partners and be an awesome addition to your portfolio.

Are you absolutely certain a chat wouldn't be worth it?

All the best,
{{sender_signature}}

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Social Media

Organic Posts

Athyna's Linkedin Account


Athyra
35,493 seguidores
2 días • Editado •

Want to jump on board the team at Athyna? We have grown incredibly fast at around ~37% MoM for 2 years. In 2021 we grew by over 456% 🙌

We have phenomenally low CAC and a very strong CAC:LTV and payback period. 🔥

Usually, when efficiency metrics are this strong it means you should be investing more heavily in growth. Which we are excited to do.

Our community round is still open and you can be part of our growth and success. 🚀

Invest here 👇 https://lnkd.in/dA_5H5yy

See here for important legal disclosures 📄 https://lnkd.in/d9jiFzaT

#Fundraising #CommunityRound

Ver traducción

COMMUNITY
ROUND
athyna.


Athyna
35,493 seguidores
1 semana • Editado •

Our community round is moving fast and we want to keep you in the loop 👀

Investing in Athyna means providing employment to millions of people in developing economies. It also means equipping the next generation of founders to build meaningful companies. We are THE Global Employment Platform with all the necessary tools to fully enable global teams, and you have now the chance to join our mission to democratize opportunities across the globe while keeping the planet and our people at heart. 💚

Together we can make a great future.

Check the pitch and invest here 👇 https://lnkd.in/dA_5H5yy

See here for important legal disclosures 👉 https://lnkd.in/g73vRQN

#Athyna #CommunityRound #RemoteWork

Ver traducción

ACROSS THE GLOBE


Athyna
35,493 seguidores
3 semanas • Editado •

Good news folks! 🔔 We have extended our Expressions Of Interest period for our Community Round

You now have just over 2 days to hold your allocation before it goes live to the public.

Get in quick to hold your spot.

Check the pitch and invest here 👇 https://lnkd.in/dA_5H5yy

See here for important legal disclosures 👉 https://lnkd.in/g73vRQN

#Athyna #Raise #CommunityRound

Ver traducción

COMMUNITY
ROUND
athyna.


Athyna
35,493 seguidores
3 semanas • Editado •

You can now invest in Athyna's Community Round 🎊

Check the pitch and invest here 👇 https://lnkd.in/dA_5H5yy

See here for important legal disclosures 👉 https://lnkd.in/g7SvRQN

#Athyna #CommunityRound #Investing

Ver traducción

athyna.
INVEST


Athyna
35,494 seguidores
3 semanas • Editado •

Our First Community Round is open 🎗 Yep, you heard that right 😎

We want our community to have the first dibs on this opportunity! Thanks to you we've gotten this far and now for as little as $100 you can continue supporting our big dream to democratise opportunities around the globe and be officially part of Athyna 🌏🚀

👇 Here are some stunning highlights 👇

🔍 Bootstrapped to $2.8m ARR
🚀 175% MoM revenue growth for 2 years
📈 $42B immediate market opportunity
🌎 70k+ Global talent pool and growing 20%+ MoM
🌲 5% of top-line revenue committed to climate tech investment
👑 Global team from Ex-Amazon, Meta, WeWork, Uber, DiDi and more
🇺🇸 80% of customers based in the US
🗺 EOR + Contractors platform to hire compliantly in 150+ countries

If you want to invest on the best terms get your early birds now! They might run fast 💣 This goes live on Wefunder in 8 days!

Check the pitch and invest here 👇 https://lnkd.in/dA_5H5yy

See here for important legal disclosures 👉 https://lnkd.in/g7SvRQN

#Athyna #Fundraising #CommunityRound

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athyna.
COMMUNITY
ROUND

THANK YOU



athyna.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.